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November 19, 2024

By EDGAR

Mark Brunhofer and Jason Niethamer

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	CompoSecure, Inc. Form 10-K For the Fiscal Year Ended December 31, 2023 File No. 001-39687

Dear Sirs:

I refer to your comment letter dated November 5, 2024 to Timothy Fitzsimmons of CompoSecure, Inc. (the “Company”) and my telephone correspondence from Mr. Brunhofer on November 14, 2024 regarding the due date for responding to your letter. The Company has requested an extension of the due date in order to have sufficient time for compilation and review by the Company and its advisors of the responses to the Staff’s comments. The Company confirms that it intends to submit its responses to the Staff’s comments by December 2, 2024.

The Company appreciates your cooperation in extending the deadline for its response.

Very truly yours,

/s/ David A.P. Marshall
David A.P. Marshall

cc:	Steven J. Feder, CompoSecure, Inc. John C. Kennedy, Paul, Weiss, Rifkind, Wharton & Garrison LLP